UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 7, 2008

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Half-yearly report
Financial statement for the period 1 January 2008 to 30 June 2008

7 August 2008

Novo Nordisk increased first half-year sales by 13% in local currencies and improved underlying operating profit by around 25%

•	Novo Nordisk increased sales by 13% in local currencies and by 7% in Danish kroner due to a significant negative currency development.
	o	Sales of modern insulins increased by 30% (21% in Danish kroner).
	o	Sales of NovoSeven® increased by 14% (6% in Danish kroner).
	o	Sales of Norditropin® increased by 15% (9% in Danish kroner).
	o	Sales in North America increased by 19% (4% in Danish kroner).
	o	Sales in International Operations increased by 23% (14% in Danish kroner).

•	Gross margin improved by 1.3 percentage points in local currencies and by 0.1 percentage point in Danish kroner to 77.1% in the first six months of 2008, reflecting continued productivity improvements and a negative currency impact of around 1.2 percentage points.

•	Operating profit increased by 11% to DKK 5,675 million. Adjusted for the approximately 14% impact from currencies, underlying operating profit increased by around 25%.

•	Net profit decreased by 13% to DKK 4,651 million due to the non-recurring income of DKK 1.4 billion booked in the second quarter of 2007 from Novo Nordisk’s divestment of Dako’s business activities. Excluding the effect from the non-recurring income of DKK 1.4 billion, net profit increased by 15%.

•	Liraglutide, the once-daily human GLP-1 analogue, has been filed for regulatory approval in the US, Europe and Japan. The competitive profile of liraglutide was reinforced with headline results from a phase 3b clinical study communicated in June in which liraglutide provided statistically significantly better blood glucose control for people with type 2 diabetes compared to the currently marketed GLP-1 product, exenatide.

•	For 2008, the expectation for reported operating profit growth is increased to 22–25%, and the expectations for growth in underlying operating profit, ie adjusted for the impact from currencies and non-recurring items, is likewise increased to around 25%.

Lars Rebien Sørensen, president and CEO, said: “We are very pleased with the performance in the first half of 2008 with robust sales growth for modern insulins, NovoSeven® and Norditropin®. The submissions for regulatory approval of liraglutide in the US, Europe and Japan are major achievements and we are enthusiastic about the prospect of bringing liraglutide to market in all three regions.”

Company Announcement no 49 / 2008	Page 1 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first six months of 2008

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2007. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

Income statement	6M 2008	6M 2007	% change 6M 2007 to 6M 2008

Sales	21,724	20,381	7%
Gross profit	16,757	15,703	7%
Gross margin	77.1%	77.0%

Sales and distribution costs	6,153	6,158	0%
Percent of sales	28.3%	30.2%

Research and development costs	3,838	3,401	13%
- hereof costs related to discontinuation of pulmonary diabetes projects	375	-	-
Percent of sales	17.7%	16.7%

Administrative expenses	1,253	1,208	4%
Percent of sales	5.8%	5.9%

Licence fees and other operating income	162	198	(18%)

Operating profit	5,675	5,134	11%
Operating margin	26.1%	25.2%

Net financials	444	1,634	(73%)
Profit before tax	6,119	6,768	(10%)

Net profit	4,651	5,361	(13%)
Net profit margin	21.4%	26.3%

Other key numbers

Depreciation, amortisation and impairment losses	1,130	1,025	10%
Capital expenditure	542	952	(43%)

Cash flow from operating activities	5,986	3,989	50%
Free cash flow	5,384	2,926	84%

Total assets	48,478	48,300	0%
Equity	33,046	33,475	(1%)
Equity ratio	68.2%	69.3%

Average number of shares outstanding (million) – diluted	624.9	639.8	(2%)

Diluted earnings per share (in DKK)	7.44	8.38	(11%)

Full-time employees at the end of the period	26,060	24,729	5%

Company Announcement no 49 / 2008	Page 2 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 13% measured in local currencies and by 7% in Danish kroner. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from the modern insulins.

	Sales 6M 2008 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
The diabetes care segment
Modern insulins	7,924	21%	30%	71%
Human insulins	5,905	(7%)	(3%)	(6%)
Insulin-related products	903	5%	10%	3%
Oral antidiabetic products	1,118	6%	14%	6%
Diabetes care – total	15,850	7%	14%	74%

The biopharmaceuticals segment
NovoSeven®	3,088	6%	14%	16%
Growth hormone therapy	1,864	9%	15%	9%
Other products	922	(4%)	3%	1%
Biopharmaceuticals – total	5,874	5%	13%	26%

Total sales	21,724	7%	13%	100%

Sales development by regions
In the first six months of 2008, sales growth was realised in all regions. The main contributors to growth were North America and International Operations providing 46% and 31% respectively of the total sales growth measured in local currencies. Europe contributed 21% and Japan & Oceania 2% of the sales growth. Sales in International Operations in the first six months of 2008 were positively impacted by the timing of tender sales compared to the first six months of 2007.

Diabetes care
Sales of diabetes care products increased by 14% measured in local currencies and by 7% in Danish kroner to DKK 15,850 million compared to the first six months of 2007.

Modern insulins, human insulins and insulin-related products
Sales of modern insulins, human insulins and insulin-related products in the first six months of 2008 increased by 14% measured in local currencies and by 7% in Danish kroner to DKK 14,732 million compared to the same period last year. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 52% of the total insulin market and now 44% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 30% in local currencies and by 21% in Danish kroner to DKK 7,924 million with Levemir® contributing the highest share of growth and increasing by 72% in local currencies compared to the first six months of 2007. All regions realised solid growth rates for the modern insulins with North America and Europe as the primary

Company Announcement no 49 / 2008	Page 3 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

contributors to growth. Sales of modern insulins now constitute 57% of Novo Nordisk’s sales of insulin.

In June, NovoMix® reached more than USD 1 billion in sales during the past 12 months making NovoMix® the second Novo Nordisk modern insulin to reach blockbuster sales level.

North America
Sales in North America increased by 21% in local currencies in the first six months of 2008 and by 7% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 31% of the modern insulin market, both measured by volume.

Europe
Sales in Europe increased by 8% in local currencies and by 6% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 56% of the total insulin market and 51% of the modern insulin market, both measured by volume, and continues to capture the main share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 20% in local currencies and by 12% in Danish kroner. In the first six months of 2008, sales of modern insulins continued to be a significant contributor to growth in the region, led by China, Turkey and Algeria. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China.

Japan & Oceania
Sales in Japan & Oceania increased by 4% in local currencies and by 3% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid® and NovoRapid Mix® 30 as well as for Levemir® which was launched in Japan in December 2007. Levemir® has already reached solid penetration with a current volume market share of above 15% of the long-acting insulin market in Japan. Novo Nordisk holds 73% of the total insulin market in Japan and 64% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first six months of 2008, sales of oral antidiabetic products increased by 14% in local currencies and by 6% in Danish kroner to DKK 1,118 million compared to the first six months of 2007. This primarily reflects increased sales in Europe followed by North America and International Operations.

Biopharmaceuticals
In the first six months of 2008, sales of biopharmaceutical products increased by 13% measured in local currencies and by 5% measured in Danish kroner to DKK 5,874 million compared to the first six months of 2007.

NovoSeven®
Sales of NovoSeven® increased by 14% in local currencies and by 6% in Danish kroner to DKK 3,088 million compared to the first six months of 2007. Sales growth for NovoSeven® was primarily realised in International Operations and in North America. The sales growth for NovoSeven® primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global leader. Treatment of spontaneous bleeds for

Company Announcement no 49 / 2008	Page 4 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

congenital inhibitor patients remains the largest area of use. Sales of NovoSeven® in International Operations in the first six months of 2008 were positively impacted by the timing of tender sales compared to the first six months of 2007.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 15% measured in local currencies and by 9% measured in Danish kroner to DKK 1,864 million. Growth was realised in all regions with North America as the primary contributor. Novo Nordisk continues to gain market share in the growth hormone market and has the second-largest global market share of now 24% measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 3% in local currencies and decreased by 4% in Danish kroner to DKK 922 million. This development reflects sales growth for Vagifem®, a locally administered HRT product, but also generic competition to Activella®, a continuous combined HRT product, in the US.

Costs, licence fees and other operating income
The cost of goods sold was DKK 4,967 million in the first six months of 2008, representing a gross margin of 77.1% compared to 77.0% in the same period last year. Excluding the impact from currency developments, primarily reflecting the lower value of the US dollar and the British pound versus the Danish krone compared to the first six months of 2007, the gross margin in the first six months of 2008 was 78.3%. This improvement reflects improved production efficiency and higher average prices in the US.

In the first six months of 2008, total non-production-related costs increased by 4% to DKK 11,244 million compared to the same period last year. Sales and distribution costs were largely unchanged, reflecting the combined effect of a provision related to an antidumping case in Brazil recorded in the first quarter of 2007, and increased US costs in the first half of 2008 related to the expanded sales force. Research and development costs increased by 13% reflecting an increased level of activity in late-stage clinical development as well as the non-recurring costs related to the discontinuation of AERx® and other pulmonary diabetes projects.

Licence fees and other operating income of DKK 162 million in the first six months of 2008 represent a decrease of 18% compared to the same period last year, which was positively impacted by a non-recurring income from the out-licensing of an oral antidiabetic compound.

Company Announcement no 49 / 2008	Page 5 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Net financials
Net financials showed a net income of DKK 444 million in the first six months of 2008 compared to a net income of DKK 1,634 million in the same period last year, where a non-recurring and tax-exempt income of DKK 1.4 billion from the divestment of the ownership of Dako’s business activities was recorded.

Included in net financials is the result from associated companies with an expense of DKK 70 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc., partly countered by an additional income of around DKK 50 million related to the divestment of the business activities in Dako in the second quarter of 2007.

The foreign exchange result was an income of DKK 474 million compared to an income of DKK 458 million in the same period of 2007. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars versus Danish kroner. Foreign exchange hedging gains of around DKK 900 million have been deferred for future income recognition, hereof approximately DKK 500 million for income recognition in the second half of 2008.

Free cash flow
The free cash flow for the first half of 2008 was realised at DKK 5,384 million compared to DKK 2,926 million in the first half of 2007. Part of the increase in free cash flow is related to timing in accounts receivable payments in the US due to a change in Novo Nordisk’s distribution setup effective 1 July 2008, but also reflects the lower than expected investment level in the first half of 2008. The timing in accounts receivable payments in the US impacted the first half 2008 free cash flow positively by around DKK 300 million.

Outlook 2008
The current expectations for 2008 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italic):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	7 August 2008	30 April 2008

Sales growth
- in local currencies	11–13%	10–13%
- as reported	Around 6 percentage points	Around 6 percentage points
	lower	lower

Operating profit growth
- underlying	Around 25%	Close to 25%
- as reported	22–25%	Slightly more than 20%

Net financial income	DKK 800 million	DKK 600 million

Effective tax rate	Approximately 24%	Approximately 24%

Capital expenditure	Lower than DKK 2 billion	Around DKK 2 billion

Depreciation, amortisation and impairment losses	Around DKK 2.5 billion	Around DKK 2.5 billion

Free cash flow	Around DKK 8.5 billion	Around DKK 8 billion

Novo Nordisk now expects a sales growth for 2008 of 11-13% measured in local currencies and around 6 percentage points lower as reported, given the current level of exchange rates.

Company Announcement no 49 / 2008	Page 6 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of intensified competition during 2008.

The expectation for growth in reported operating profit for 2008 is increased to 22–25%. This primarily reflects the lowered expectations for the non-recurring costs in relation to the discontinuation of all pulmonary diabetes projects, which are reduced from DKK 500 million to DKK 400 million, but also reflects the revised outlook for sales growth.

Adjusted for the impact from currency and the non-recurring costs related to the discontinuation of all pulmonary diabetes projects in 2007 and 2008, underlying operating profit is now expected to grow by around 25%.

For 2008, Novo Nordisk now expects a net financial income of DKK 800 million, reflecting significant foreign exchange hedging gains, primarily related to the US dollar.

The expectation for the effective tax rate for 2008 is still 24%.

Capital expenditure is now expected to be lower than DKK 2 billion in 2008. Expectations for depreciations, amortisation and impairment losses are still around DKK 2.5 billion, whereas free cash flow is now expected to be around DKK 8.5 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2008.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 16, 14 and 12 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care
Novo Nordisk filed for regulatory approval of liraglutide, a once-daily human GLP-1 analogue, in the US and EU in May 2008 and in Japan in July 2008. In addition, liraglutide has now been filed for regulatory approval in Turkey, Canada, New Zealand and Australia. The applications contain documentation from an extensive clinical development programme designed to obtain the indication for use of liraglutide to treat type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with commonly used antidiabetic medications.

The competitive profile of liraglutide was reinforced in a phase 3b clinical study (LEAD™ 6) in which liraglutide provided statistically significantly better blood glucose control than exenatide, a twice-daily GLP-1 analogue. The 26-week study included 464 people with type 2 diabetes who were randomised to treatment with either liraglutide once daily or exenatide twice daily, as add-on to their existing treatment consisting of metformin, sulphonylurea or a combination of both. The average HbA1c level at the beginning of the study was slightly above 8%. Patients treated with liraglutide achieved a reduction in HbA1c of more than 1.1 percentage point, compared to a reduction in HbA1c of less than 0.8 percentage point in the exenatide group, a difference which was statistically significant. Both patients treated with liraglutide and patients treated with exenatide lost on average around 3 kg during the course of the study, with a

Company Announcement no 49 / 2008	Page 7 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

trend towards more weight loss in the liraglutide group. In the liraglutide group, the percentage of patients reporting nausea in each week fell to low single-digit numbers after 8–10 weeks, similar to the level observed in a background population. In the exenatide group, the level after 8-10 weeks of treatment remained at the level of 10%. As expected, the overall rate of hypoglycaemia in the study was low.

Novo Nordisk has initiated a 26-week phase 3b study comparing the effect of liraglutide with sitagliptin, a DPP-IV inhibitor, in people with type 2 diabetes inadequately controlled with metformin alone. Two doses of liraglutide (1.2 and 1.8 mg once daily) in combination with metformin will be compared to sitagliptin (100 mg) in combination with metformin. The planned recruitment is 650 people with type 2 diabetes, and the study is expected to be completed in the second quarter of 2009.

Significant sustained weight loss was reported after 52 weeks in a 32-week open-label extension of a 20-week phase 2 obesity study, in which treatment with liraglutide was tested in obese people without diabetes. 398 participants continued into the 32-week extension. After 52 weeks, liraglutide given once daily at the highest dose led to a mean weight loss from baseline of around 7.5–8.0 kg and a placebo-adjusted weight loss of around 5.5–6.0 kg. Around 75% of the people treated with the highest dose of liraglutide achieved a weight loss larger than 5% compared to only around 25% of the people in the placebo group. Of all patients participating in the extension study, around 30% showed signs of prediabetes at randomisation. After one year of being treated, around 80% of this prediabetes subgroup of patients treated with the highest dose of liraglutide no longer showed any signs of prediabetes. Liraglutide was generally well tolerated and the proportion of people that withdrew due to side effects was below 15%.

Novo Nordisk has initiated a phase 2 clinical study with the longer-acting human GLP-1 analogue, NN9535, designed for once-weekly treatment. The phase 2 clinical study is expected to enrol 360 patients and will evaluate the efficacy and safety of NN9535. The phase 2 trial is expected to be completed in the first half of 2009.

As communicated in June, Novo Nordisk has received approval by the US Food and Drug Administration (FDA) of PrandiMet™, a fixed-dose combination of the fast-acting insulin secretagogue repaglinide and metformin for the treatment of type 2 diabetes. PrandiMet™ was approved as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes who are already treated with a meglitinide (such as Prandin®) and metformin or who have inadequate glycaemic control on a meglitinide alone or metformin alone.

Biopharmaceuticals
As communicated in June, Novo Nordisk has decided to discontinue the phase 3 clinical study with NovoSeven® for the treatment of bleeding in patients with severe trauma. The decision was made based on the results of an analysis for futility conducted by the independent Data Monitoring Committee. The primary efficacy endpoint of the study was mortality and morbidity. Due to an observed lower mortality than anticipated in the overall study group (around 10% in the phase 3 study in total compared to more than 25% in the phase 2 trial), a futility analysis was conducted to assess the likelihood of reaching a successful outcome on the primary endpoint. The analysis predicted a low likelihood of obtaining a positive trial outcome with the planned study population, and as a consequence Novo Nordisk decided to discontinue the study. The decision was not due to safety concerns.

Company Announcement no 49 / 2008	Page 8 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Going forward, Novo Nordisk’s haemostasis research will focus on new treatments for haemophilia. Research activities outside the haemophilia area, which involve 25 employees at the company’s research site in New Brunswick, New Jersey, will be terminated and, as a consequence, the site will be closed down.

As previously communicated, Novo Nordisk will increase and focus its activities on inflammatory diseases. An integral part of this new focus will be the establishment of a US research site in Seattle, Washington, with focus on research within inflammatory diseases. Novo Nordisk expects to employ approximately 80 people at the research site by 2010.

Novo Nordisk has initiated a phase 2 clinical study with a long-acting human growth hormone analogue designed for once-weekly treatment. The phase 2 clinical study will evaluate safety and tolerability in 32 patients and is expected to report in the first half of 2009.

Equity
Total equity was DKK 33,046 million at the end of the first six months of 2008, equal to 68.2% of total assets, compared to 67.4% at the end of 2007. Please refer to appendix 6 for further elaboration of changes in equity during the first six months of 2008.

Treasury shares and share repurchase programme
As per 6 August 2008, Novo Nordisk A/S and its wholly-owned affiliates owned 18,015,430 of its own B shares, corresponding to 3% of the total share capital. The reduction in the ownership of own shares reflects the cancellation of 12,960,000 B shares, which took place on 13 June 2008 following a decision at the annual general meeting earlier this year.

In 2008, under the Safe Harbour rules Novo Nordisk repurchased 6,311,907 B shares equal to a cash value of DKK 2.0 billion. The Board of Directors has approved an increase by DKK 1 billion in the ongoing DKK 16.5 billion share repurchase programme, bringing the total value of the share repurchase programme to DKK 17.5 billion. The programme is still expected to be finalised before the end of 2009. As a consequence of the increase in the share repurchase programme, Novo Nordisk now expects to repurchase B shares equal to a cash value of around DKK 4.7 billion in 2008 and around DKK 5 billion in 2009. In 2006 and 2007, Novo Nordisk repurchased B shares equal to a total cash value of DKK 7.8 billion.

Sustainability issues update

Novo Nordisk ranks second in Access to Medicine Index
In June, the Access to Medicine Foundation launched a new global Access to Medicine Index in which Novo Nordisk ranks as the second best performing pharmaceutical company. The Index has been established as a tool for investors to select pharmaceutical companies on the basis of their ability to provide improved access to medicines and healthcare to underprivileged people - mostly with a focus on developing countries. The rationale is that companies' ability to address this key issue may affect their licence to operate as well as their prospects for growing the business in emerging economies. The Index is based on a thorough assessment of management strategies, programmes and implementation conducted by Innovest, a global investment research firm specialising in sustainability indicators, with inputs from stakeholders, publicly available information and interviews with company representatives.

Company Announcement no 49 / 2008	Page 9 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Legal issues update

United Nations Oil-for-Food Programme
On 27 June 2008, the Republic of Iraq filed a complaint in the US District Court for the Southern District of New York against 93 defendants seeking relief in law or equity based on various charges on corruption in connection with the United Nations Oil-for-Food Programme. Novo Nordisk is one of the named defendants in this action. Novo Nordisk is rejecting the corruption charges. Novo Nordisk has previously conducted an internal investigation - assisted by a US law firm - in relation to its participation in the Oil-for-Food Programme, which has concluded that no wrongdoings have been made.

US hormone therapy litigation
As of 6 August 2008, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 49 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 27 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2008 and does not presently expect to have a trial before late 2008. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Capital Markets Day
Novo Nordisk will invite analysts and institutional investors to a Capital Markets Day on 26 September 2008 for an update on the company’s overall strategy as well as key operational and R&D value drivers. All investors will be able to follow the Capital Markets Day via a live webcast, which will be made available under the ‘Investors’ section of novonordisk.com.

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Company Announcement no 49 / 2008	Page 10 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2007 and Form 20-F both filed with the SEC in February 2008, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’guidance’, ’project’, ’anticipate’, ’can’, ’intend’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward looking statements. Examples of such forward-looking statements include, but are not limited to (i) statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, (iii) statements of future economic performance , future actions and outcome of contingencies such as legal proceedings, and (iv) statements of the assumptions underlying or relating to such statements. In this document, examples of forward-looking statements can be found on the first page and under the headings ‘Outlook 2008’, ‘Research and development update’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions including interest rate and currency exchange rate fluctuations, delay or failure of development projects, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to ’business strategy, opportunities and key risks’ on pp 8–9 of the Annual Report 2007 available on our website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 49 / 2008	Page 11 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first six months of 2008.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 7 August 2008

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Pamela Kirby	Anne Marie Kverneland	Kurt Anker Nielsen

Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 49 / 2008	Page 12 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:

Mike Rulis	Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Hans Rommer
Tel (direct): (+45) 4442 4765
In North America:	E-mail: hrmm@novonordisk.com
Sean Clements
Tel (direct): (+1) 609 514 8316
E-mail: secl@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 49 / 2008	Page 13 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

							% change
	2008		2007				Q2 2008 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2007

Sales	11,110	10,614	10,946	10,504	10,563	9,818	5%

Gross profit	8,556	8,201	8,345	7,990	8,205	7,498	4%
Gross margin	77.0%	77.3%	76.2%	76.1%	77.7%	76.4%

Sales and distribution costs	3,178	2,975	3,220	2,993	3,110	3,048	2%
Percent of sales	28.6%	28.0%	29.4%	28.5%	29.4%	31.0%

Research and development costs	1,980	1,858	3,413	1,724	1,754	1,647	13%
- Hereof costs related to discontinuation of all pulmonary projects*	(155)	(220)	(1,325)	-	-	-	-
Percent of sales	17.8%	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ®)**	16.4%	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	626	627	677	623	594	614	5%
Percent of sales	5.6%	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	74	88	92	31	60	138	23%

Operating profit	2,846	2,829	1,127	2,681	2,807	2,327	1%
Operating margin	25.6%	26.7%	10.3%	25.5%	26.6%	23.7%

Operating profit (excl. AERx®)**	3,001	3,049	2,452	2,681	2,807	2,327	7%
Operating margin (excl. AERx ®)**	27.0%	28.7%	22.4%	25.5%	26.6%	23.7%
Share of profit/(loss) in associated companies	(3)	(67)	0	(57)	1,350	(60)	-
Financial income	429	474	375	322	297	309	44%
Financial expenses	21	368	155	90	60	202	-65%
Profit before income taxes	3,251	2,868	1,347	2,856	4,394	2,374	-26%

Net profit	2,471	2,180	977	2,184	3,652	1,709	-32%

Depreciation, amortisation and impairment losses	567	563	1,396	586	516	509	10%
Depreciation, amortisation, etc (excl. AERx®)**	567	563	526	586	516	509	10%
Capital expenditure	328	214	719	597	508	444	-35%
Cash flow from operating activities	2,916	3,070	2,498	3,500	1,438	2,551	103%
Free cash flow	2,589	2,795	3,198	2,888	826	2,100	213%

Equity	33,046	31,251	32,182	33,161	33,475	29,676	-1%
Total assets	48,478	47,534	47,731	48,423	48,300	44,742	0%
Equity ratio	68.2%	65.7%	67.4%	68.5%	69.3%	66.3%

Full-time employees at the end of the period	26,060	25,765	25,516	25,206	24,729	24,045	5%

Basic earnings per share (in DKK)	3.99	3.51	1.56	3.46	5.75	2.69	-31%
Diluted earnings per share (in DKK)	3.96	3.48	1.55	3.43	5.71	2.68	-31%
Average number of shares outstanding (million)***	618.6	620.9	624.4	632.0	635.8	635.0	-3%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)***	623.5	626.3	629.6	636.4	640.2	639.4	-3%

Sales by business segments:
Modern insulins (insulin analogues)	4,103	3,821	3,911	3,568	3,464	3,065	18%
Human insulins	2,966	2,939	3,116	3,098	3,222	3,136	-8%
Insulin-related sales	460	443	448	445	437	419	5%
Oral antidiabetic products (OAD)	478	640	512	585	529	523	-10%
Diabetes care total	8,007	7,843	7,987	7,696	7,652	7,143	5%

NovoSeven®	1,648	1,440	1,519	1,427	1,508	1,411	9%
Growth hormone therapy	986	878	925	878	924	784	7%
Hormone replacement therapy	391	385	437	414	411	406	-5%
Other products	78	68	78	89	68	74	15%
Biopharmaceuticals total	3,103	2,771	2,959	2,808	2,911	2,675	7%

Sales by geographic segments:
Europe	4,400	4,061	4,348	4,036	4,035	3,931	9%
North America	3,467	3,450	3,608	3,500	3,424	3,214	1%
International Operations	2,069	2,096	1,776	1,870	1,953	1,696	6%
Japan & Oceania	1,174	1,007	1,214	1,098	1,151	977	2%

Segment operating profit:
Diabetes care	1,510	1,672	(75)	1,487	1,600	1,247	-6%
Diabetes care (excl. AERx®)**	1,665	1,892	1,250	1,487	1,600	1,247	4%
Biopharmaceuticals	1,336	1,157	1,202	1,194	1,207	1,080	11%

*) Including costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
***) For Q2 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 618,620,123 and 623,530,586 respectively.

Company Announcement no 49 / 2008	Page 14 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.) Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

							% change
	2008		2007				Q2 2008 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2007

Sales	1,489	1,424	1,468	1,411	1,418	1,317	5%
Gross profit	1,147	1,100	1,119	1,074	1,101	1,006	4%
Gross margin	77.0%	77.3%	76.2%	76.1%	77.7%	76.4%

Sales and distribution costs	426	399	432	402	417	409	2%
Percent of sales	28.6%	28.0%	29.4%	28.5%	29.4%	31.0%

Research and development costs	266	249	458	232	235	221	13%
- Hereof costs related to discontinuation of all pulmonary projects*	(20)	(30)	(178)	-	-	-	-
Percent of sales	17.8%	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ® )**	16.4%	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	84	84	91	84	80	82	5%
Percent of sales	5.6%	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	10	12	12	4	8	19	23%

Operating profit	381	380	151	360	377	312	1%
Operating margin	25.6%	26.7%	10.3%	25.5%	26.6%	23.7%

Operating profit (excl. AERx®)**	401	410	329	360	377	312	7%
Operating margin (excl. AERx ® )**	27.0%	28.7%	22.4%	25.5%	26.6%	23.7%

Share of profit/(loss) in associated companies	0	(9)	0	(7)	181	(8)	-
Financial income	57	64	49	44	40	41	44%
Financial expenses	3	49	21	12	8	27	-65%
Profit before income taxes	436	385	180	384	589	319	-26%

Net profit	332	292	131	294	490	229	-32%

Depreciation, amortisation and impairment losses	76	76	188	78	70	68	10%
Depreciation, amortisation, etc (excl AERx®)**	76	76	71	78	70	68	10%
Capital expenditure	44	29	96	80	68	60	-35%
Cash flow from operating activities	391	412	335	470	193	342	103%
Free cash flow	347	375	430	387	111	282	213%

Equity	4,431	4,191	4,316	4,449	4,498	3,983	-1%
Total assets	6,500	6,375	6,401	6,496	6,490	6,005	0%
Equity ratio	68.2%	65.7%	67.4%	68.5%	69.3%	66.3%

Full-time employees at the end of the period	26,060	25,765	25,516	25,206	24,729	24,045	5%

Basic earnings per share (in EUR)	0.54	0.47	0.21	0.47	0.77	0.36	-31%
Diluted earnings per share (in EUR)	0.53	0.47	0.21	0.47	0.76	0.36	-31%
Average number of shares outstanding (million)***	618.6	620.9	624.4	632.0	635.8	635.0	-3%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)***	623.5	626.3	629.6	636.4	640.2	639.4	-3%

Sales by business segments:
Modern insulins (insulin analogues)	550	513	525	479	465	411	18%
Human insulins	398	394	418	416	432	421	-8%
Insulin-related sales	62	59	60	60	59	56	5%
Oral antidiabetic products (OAD)	64	86	68	79	71	70	-10%
Diabetes care total	1,074	1,052	1,071	1,034	1,027	958	5%

NovoSeven®	221	193	204	191	203	189	9%
Growth hormone therapy	132	118	124	118	124	105	7%
Hormone replacement therapy	52	52	59	55	56	54	-5%
Other products	11	9	10	12	9	10	15%
Biopharmaceuticals total	416	372	397	376	392	358	7%

Sales by geographic segments:
Europe	590	545	583	542	542	527	9%
North America	465	463	484	470	460	431	1%
International Operations	278	281	238	251	262	228	6%
Japan & Oceania	157	135	163	147	155	131	2%

Segment operating profit:
Diabetes care	203	224	(10)	200	215	167	-6%
Diabetes care (excl. AERx®)**	223	254	168	200	215	167	4%
Biopharmaceuticals	179	155	162	160	162	145	11%

*) Including costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
***) For Q2 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 618,620,123 and 623,530,586 respectively.

Company Announcement no 49 / 2008	Page 15 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	H1	H1	Q2	Q2
DKK million	2008	2007	2008	2007

Sales	21,724	20,381	11,110	10,563
Cost of goods sold	4,967	4,678	2,554	2,358

Gross profit	16,757	15,703	8,556	8,205

Sales and distribution costs	6,153	6,158	3,178	3,110
Research and development costs	3,838	3,401	1,980	1,754
- hereof costs related to discontinuation of all pulmonary projects	(375)	-	(155)	-
Administrative expenses	1,253	1,208	626	594
Licence fees and other operating income (net)	162	198	74	60

Operating profit	5,675	5,134	2,846	2,807

Share of profit/(loss) in associated companies	(70)	1,290	(3)	1,350
Financial income	903	606	429	297
Financial expenses	389	262	21	60

Profit before income taxes	6,119	6,768	3,251	4,394

Income taxes	1,468	1,407	780	742

NET PROFIT	4,651	5,361	2,471	3,652

Basic earnings per share (DKK)	7.50	8.44	3.99	5.75
Diluted earnings per share (DKK)	7.44	8.38	3.96	5.71

Segment sales:
Diabetes care	15,850	14,795	8,007	7,652
Biopharmaceuticals	5,874	5,586	3,103	2,911

Segment operating profit:
Diabetes care	3,182	2,847	1,510	1,600
Operating margin	20.1%	19.2%	18.9%	20.9%

Diabetes care (excl. AERx®)*	3,557	2,847	1,665	1,600
Operating margin (excl. AERx ® )*	22.4%	19.2%	20.8%	20.9%

Biopharmaceuticals	2,493	2,287	1,336	1,207
Operating margin	42.4%	40.9%	43.1%	41.5%

*) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.

Company Announcement no 49 / 2008	Page 16 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	30 Jun 2008	31 Dec 2007

ASSETS
Intangible assets	802	671
Property, plant and equipment	19,001	19,605
Investments in associated companies	239	500
Deferred income tax assets	2,008	2,522
Other financial assets	207	131
TOTAL LONG-TERM ASSETS	22,257	23,429

Inventories	9,240	9,020
Trade receivables	6,245	6,092
Tax receivables	200	319
Other receivables	1,769	1,493
Marketable securities and financial derivatives	2,739	2,555
Cash at bank and in hand	6,028	4,823
TOTAL CURRENT ASSETS	26,221	24,302

TOTAL ASSETS	48,478	47,731

EQUITY AND LIABILITIES
Share capital	634	647
Treasury shares	(17)	(26)
Retained earnings	31,152	30,661
Other comprehensive income	1,277	900
TOTAL EQUITY	33,046	32,182

Long-term debt	930	961
Deferred income tax liabilities	2,215	2,346
Provision for pensions	398	362
Other provisions	864	1,239

Total long-term liabilities	4,407	4,908

Short-term debt and financial derivatives	463	405
Trade payables	1,611	1,947
Tax payables	835	929
Other liabilities	5,632	4,959
Other provisions	2,484	2,401

Total current liabilities	11,025	10,641

TOTAL LIABILITIES	15,432	15,549

TOTAL EQUITY AND LIABILITIES	48,478	47,731

Company Announcement no 49 / 2008	Page 17 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Cash flow statement

DKK million	H1 2008	H1 2007	*)

Net profit	4,651	5,361

Adjustment for non-cash items	3,121	1,841	*)
Income taxes paid and net interest received	(930)	(1,202)	*)

Cash flow before change in working capital	6,842	6,000

Net change in working capital	(856)	(2,011)

Cash flow from operating activities	5,986	3,989

Net investments in intangible assets and long-term financial assets	(230)	(111)
Capital expenditure for property, plant and equipment	(542)	(952)
Net change in marketable securities (maturity exceeding three months)	3	4
Dividend received	170	-

Net cash used in investing activities	(599)	(1,059)

Cash flow from financing activities	(4,233)	(2,124)

NET CASH FLOW	1,154	806

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	14	(19)

Net change in cash and cash equivalents	1,168	787

Cash and cash equivalents at the beginning of the year	4,617	2,985

Cash and cash equivalents at the end of the period	5,785	3,772

Bonds with original term to maturity exceeding three months	1,471	994
Undrawn committed credit facilities	7,458	7,442

FINANCIAL RESOURCES AT THE END OF THE PERIOD	14,714	12,208

Cash flow from operating activities	5,986	3,989
+ Net cash used in investing activities	(599)	(1,059)
- Net change in marketable securities (maturity exceeding three months)	3	4
FREE CASH FLOW	5,384	2,926

*) Subtotals for 'Adjustment for non-cash items' and 'Income taxes paid and net interest received' were allocated incorrectly in the financial statement for the period 1 January 2007 to 30 June 2007 and have now been changed from DKK 390 million to DKK 1,841 million and from DKK 249 million to minus DKK 1,202 million, respectively.

Company Announcement no 49 / 2008	Page 18 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Statement of changes in equity

				Other comprehensive income

					Deferred
				Exchange	gain/loss
				rate	on cash	Other
	Share	Treasury	Retained	adjust-	flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

H1 2008

Balance at the beginning of the year	647	(26)	30,661	209	691	0	32,182
Exchange rate adjustment of investments in subsidiaries				124			124
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period					(481)		(481)
Changes of fair value on cash flow hedges during the period					708		708
Fair value adjustments on financial assets available for sale						30	30
Novo Nordisk share of equity recognised by associated companies						14	14
Other adjustments						(18)	(18)

Net income recognised directly in equity	-	-	-	124	227	26	377
Net profit for the period			4,651				4,651

Total income for the period	-	-	4,651	124	227	26	5,028
Share-based payment			69				69
Purchase of treasury shares		(5)	(1,517)				(1,522)
Sale of treasury shares		1	83				84
Reduction of the B share capital	(13)	13					-
Dividends			(2,795)				(2,795)

Balance at the end of the period	634	(17)	31,152	333	918	26	33,046

H1 2007

Balance at the beginning of the year	674	(39)	28,810	156	420	101	30,122
Exchange rate adjustment of investments in subsidiaries				79			79

Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period					(287)		(287)
Changes of fair value on cash flow hedges during the period					237		237
Fair value adjustments on financial assets available for sale						5	5
Novo Nordisk share of equity recognised by associated companies						19	19

Net income recognised directly in equity	-	-	-	79	(50)	24	53
Net profit for the period			5,361				5,361

Total income for the period	-	-	5,361	79	(50)	24	5,414
Share-based payment			54				54
Purchase of treasury shares			(79)				(79)
Sale of treasury shares		1	184				185
Reduction of the B share capital	(27)	27					-
Dividends			(2,221)				(2,221)

Balance at the end of the period	647	(11)	32,109	235	370	125	33,475

Company Announcement no 49 / 2008	Page 19 of 19
Financial statement for the period 1 January 2008 to 30 June 2008

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 7, 2008	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer